February 8, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Attn:	Mr. Jason L. Drory

Ms. Mary Beth Breslin

Ms. Kristin Lochhead

Mr. Kevin Vaughn

Re:	Signify Health, Inc.

Registration Statement on Form S-1 (File No. 333-252231)

Ladies and Gentleman:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Barclays Capital Inc., as representatives of the several underwriters, hereby join Signify Health, Inc. in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-252231) to become effective on February 10, 2021, at 4:00 p.m., Eastern Standard Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that approximately 2,300 copies of the preliminary prospectus, dated February 3, 2021, were distributed during the period from February 3, 2021 through the date hereof to prospective underwriters, institutions, dealers and others.

We, the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

GOLDMAN SACHS & CO. LLC J.P. MORGAN SECURITIES LLC BARCLAYS CAPITAL INC.
As representatives of the several underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Goldman Sachs & Co. LLC
Name: Karim Nensi
Title: Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Alejandra Fernandez
Name: Alejandra Fernandez
Title: Executive Director

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Authorized Signatory

[Signature Page to Request for Acceleration of Effectiveness]